Item 77C – Matters Submitted to a Vote of Security Holders

COLUMBIA FUNDS SERIES TRUST I

Shareholder Meeting Results

(UNAUDITED)

Columbia Value and Restructuring Fund

Special Meeting of Shareholders Held on June 13, 2016

At a Joint Special Meeting of Shareholders held on June 13, 2016 (the “Meeting”), shareholders of the Fund approved an Agreement and Plan of Reorganization pursuant to which the Fund will transfer its assets to Columbia Contrarian Core Fund (the “Acquiring Fund”) in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Fund’s liabilities. The votes cast for or against as well as the number of abstentions and broker non-votes as to the proposal are set forth below. A vote is based on total dollar interest in the Fund as of the record date for the Meeting.

Votes For	Votes Against	Abstentions	Broker Non-Votes
627,306,971	34,510,695	40,184,574	0